

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2012

<u>Via E-Mail</u>
Douglas Wright
Executive Vice President and Chief Financial Officer
Intermountain Community Bancorp
414 Church Street
Sandpoint, ID 83864

> **Re: Intermountain Community Bancorp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 13, 2012**
> **File No. 000-50667**

Dear Mr. Wright:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Information about the Meeting</u>

<u>Why is the Reverse Stock Split being proposed?, page 2</u>

1. We note your disclosure that the ratio for the reverse stock split will be a ratio of not less than one-for-five and not more than one-for-ten. Please revise your disclosure to disclose the number of shareholders that hold less than 10 shares of common stock. Please also disclose the cost to buy back the shares and the split ratio that will be necessary to get to the $4.00 listing price based on the most recent price of your common stock.

<u>What vote is required to approve each of the proposals?, page 3</u>

2. The second paragraph indicates that the proposal for non-voting common and the reverse split require an affirmative vote of at least the majority of those entitled to vote, implying a majority of shares outstanding must be affirmatively voted. However, the penultimate

paragraph on page 36 adds the words "and voting," implying that only a majority of votes cast are needed. Please reconcile this apparent discrepancy.

3. The second paragraph on page 3 also states that broker non-votes will count as votes against this proposal. The penultimate paragraph on page 36 also has a statement that brokers cannot vote for this proposal yet the proxy card indicates if they do not vote, the proxy will be counted as an affirmative vote (refer to the bold print below number 7 on the proxy card). Please add disclosure reconciling these apparent inconsistencies.

Proposal No. 2 – Approval of an Amendment to our Articles to Provide for Non-voting Common Stock

General, page 32

4. Please revise your disclosure to list the possible conversion scenarios on page 33 in bulleted format. Please add a representation stating that all material terms have been discussed. Finally, please add the Amended and Restated Securities Purchase Agreement as an appendix to your proxy statement.

5. We note your disclosure that conversion will occur upon certain distributions. Please revise to explain whether the selling securityholder offering qualifies as a distribution that will trigger conversion.

6. Please revise your disclosure to discuss the concurrent selling securityholder and subscription offerings.

Reasons for Proposed Amendment, page 33

7. Please revise your disclosure to discuss the $70 million private placement that was terminated in September of 2011. Please confirm whether the January 2012 private placement was entered into with the same investors, and explain why the earlier private placement was terminated. Please also discuss why the January 2012 private placement was completed for a lower amount.

8. Revise to explain the limitations on the backstop purchasing, including the maximum amount of shares that backstop purchasers are permitted to buy. When noting the maximum amounts permitted by the backstop commitments, please explain whether the estimates are based on pre- or post-split share amounts.

Proposal No. 3 – Approval of an Amendment to our Articles of Incorporation to Effect a Reverse Stock Split of Common Stock

The Potential Effects of Proposed Amendment, page 39

9. Please revise to disclose the percentage of shares that will be held by existing holders and new investors assuming the exercise of the warrants and a one-for-ten reverse stock split.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Attorney

cc.   Via E-mail
       Casey M. Nault
       Graham & Dunn PC